May 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Madeleine Joy Mateo

Re:	Atlanticus Holdings Corporation
Registration Statement on Form S-3
File No. 333-279345

Acceleration Request

Requested Date:         Tuesday, May 21, 2024

Requested Time:         4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlanticus Holdings Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-279345) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Paul Davis Fancher at (404) 885-3310.

Sincerely, Atlanticus Holdings Corporation /s/ William R. McCamey William R. McCamey Chief Financial Officer

cc:	Paul Davis Fancher, Troutman Pepper Hamilton Sanders LLP